Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-272043

Subject to Completion, Dated May 30, 2023

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus to which it relates dated May 18, 2023, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement, and in the accompanying Prospectus to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eldorado Gold Corporation at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018, and are also available electronically at www.sedar.com and www.sec.gov.

New Issue	May 30, 2023

PRELIMINARY PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated May 18, 2023)

$●

● Common Shares

Price: $● per Common Share

This prospectus supplement (“Prospectus Supplement”), together with the short form base shelf prospectus to which it relates dated May 18, 2023, including any amendments thereto (“Prospectus”), qualifies the distribution of ● common shares (the “Offered Shares”) in the capital of Eldorado Gold Corporation (“Eldorado” or the “Company”) at a price of $● (the “Offering Price”) per Offered Share (the “Offering”). See “Plan of Distribution”.

The issued and outstanding common shares (“Common Shares”) in the capital of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on The New York Stock Exchange (the “NYSE”) under the symbol “EGO”. On May 29, 2023, the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $13.95. On May 26, 2023, the last trading day on the NYSE prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$10.19.

The Company will apply to list the Offered Shares distributed under the final prospectus (including the Offered Shares issuable upon the exercise of the Over-Allotment Option (as defined herein)) on the TSX and the NYSE. Closing of the Offering is conditional on the Offered Shares being conditionally approved for listing on the TSX and authorized for listing on the NYSE.

The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated ●, 2023, between the Company and BMO Nesbitt Burns Inc. (“BMO”), National Bank Financial Inc. (together with BMO, the “Lead Underwriters”), and ● (collectively with the Lead Underwriters, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters. See “Plan of Distribution”.

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Concurrently with the announcement of the Offering, the Company has agreed to issue and sell, on a private placement basis, ● Common Shares (the “Private Placement Shares”) at the Offering Price per Common Share to ● (the “Private Placement Investor”) for aggregate gross proceeds of $● (the “Concurrent Private Placement”). Closing of the Concurrent Private Placement with the Private Placement Investor is expected to occur on or about ●, following completion of the Offering, and is not conditional on the closing of the Offering. The closing of the Offering is not conditional on the closing of the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of any securities issued under the Concurrent Private Placement and the Private Placement Shares will be subject to a statutory hold period. The Concurrent Private Placement is subject to a number of customary conditions, including the approval of the TSX and authorization from the NYSE. See “Concurrent Private Placement”.

	Price to the Public ($)	Underwriters’ Fee(1)($)	Net Proceeds to the Company(2)($)
Per Offered Share	●	●	●
Total (3) (4)(5)(6)	●	●	●

Notes:

1.

The Company has agreed to pay the Underwriters, on the Closing Date (as defined herein), a cash commission (the “Underwriters’ Fee”) equal to ●% of the gross proceeds of the Offering (or $● per Offered Share). See “Plan of Distribution”.

2.

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, estimated to be $● (exclusive of taxes and disbursements), which will be paid from the gross proceeds of the Offering. Does not include the proceeds from the Concurrent Private Placement.

3.

The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional ● Common Shares at the Offering Price, exercisable from time to time, in whole or in part, upon written notice to the Company by the Lead Underwriters, on behalf of the Underwriters, for a period of 30 days following the Closing Date, to cover over-allotments, if any, and for market stabilization purposes. In respect of the Over-Allotment Option, the Company will pay to the Underwriters a fee equal to ●% of the proceeds realized on the exercise of the Over-Allotment Option, or $● per Common Share. If the Over-Allotment Option is exercised in full, the total Offering, the Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the total Offering) will be $●, $●, and $●, respectively. The Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of any Common Shares issued upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under the Prospectus Supplement, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references herein to the “Offering” and the “Offered Shares” include the Common Shares issuable pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

4.	Does not include the proceeds from the Concurrent Private Placement.
5.	Assuming no exercise of the Over-Allotment Option.
6.

If the Concurrent Private Placement is completed, the aggregate gross proceeds of the Offering (if the Over-Allotment Option is not exercised) and the Concurrent Private Placement, and the aggregate net proceeds to the Company (after deducting the Underwriters’ Fee, but before deducting the expenses of the Offering and the Concurrent Private Placement) will be $●, and $●, respectively. If the Over-Allotment Option is exercised in full and the Concurrent Private Placement is completed, the aggregate gross proceeds of the Offering and the Concurrent Private Placement and the aggregate net proceeds to the Company (after deducting the Underwriters’ Fee, but before deducting the expenses of the Offering and the Concurrent Private Placement) will be $●, and $●, respectively.

The following table sets forth the number of additional Offered Shares issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum size or number of securities held	Exercise period	Exercise price

Over-Allotment Option	● Offered Shares	Until 30 days following the Closing Date	$● per Offered Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering on behalf of the Company by Fasken Martineau DuMoulin LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about ●, 2023, or on such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”). Except in certain limited circumstances: (a) the Offered Shares will be registered and represented electronically through the non-certificated inventory of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant (a “Participant”) and from or through whom a beneficial interest in the Offered Shares are purchased. See “Plan of Distribution”.

The Underwriters propose to offer the Offered Shares initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the subscription price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

ii

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement (the “Registration Statement”) on Form F-10 (File No. 333-272043), filed with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2023, of which this Prospectus Supplement forms a part. The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

Eldorado is a foreign private issuer under United States securities laws and is permitted under the MJDS to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Eldorado has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and Eldorado’s consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards. Thus, they may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition and disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Eldorado is incorporated in Canada, most of Eldorado’s officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. and Canadian Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An investment in the Offered Shares is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. A prospective purchaser should therefore review this Prospectus Supplement together with the Prospectus and the documents incorporated or deemed to be incorporated by reference therein in their entirety. See “Risks Related to the Common Shares” in this Prospectus, “Risk factors in our business” in the Company’s Annual Information Form for the year ended December 31, 2022, which is incorporated by reference in this Prospectus, and the risk factors in all other documents incorporated by reference in this Prospectus.

Prospective purchasers should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated therein. Neither the Company nor the Underwriters have authorized anyone to provide information different from that contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated herein and therein. See “General Matters”.

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 and its registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

iii

Pamela Gibson and Judith Mosley, each directors of the Company, reside outside of Canada. Pamela Gibson and Judith Mosley have each appointed the following agent for service of process in Canada:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Richard Kiel, a person named as having prepared or certified a portion of a report, being the Skouries Report (as defined in the Prospectus), valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Eldorado may be considered a “connected issuer” (as defined in NI 33-105 – Underwriting Conflicts) of each of the Lead Underwriters and their affiliates. An affiliate of each of the Lead Underwriters acts as lead arranger and lender under the Senior Credit Facility (as defined herein). The proceeds of the Concurrent Private Placement are required by the terms of the Concurrent Private Placement to be used exclusively on the development of the Skouries project and, in accordance with the terms of the Project Financing (as defined herein), will be credited against the Company’s 20% equity funding commitment, which is currently fully backstopped by a letter of credit issued under the Senior Credit Facility. Accordingly, on the proceeds of the Concurrent Private Placement being credited against such equity funding commitment, such backstop letter of credit will be decreased in an equal amount. See “Relationship with Certain of the Underwriters (Conflicts of Interest)”, “Use of Proceeds” and “Plan of Distribution”.

iv

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

v

SHELF PROSPECTUS

vi

NOTICE TO READERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.

If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information provided in this Prospectus Supplement, including any documents incorporated by reference herein, are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “continue”, “estimates”, “expected”, “expects”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “project”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information included in this Prospectus Supplement and the Prospectus and the documents incorporated or deemed to be incorporated therein, include, but are not limited to, statements or information with respect to:

•	the completion of the Offering and the Concurrent Private Placement and the timing thereof;

•	the exercise of the Over-Allotment Option;

•	the use of the net proceeds of the Offering and the Concurrent Private Placement;

•	the Company’s business objectives and research and development activities;

•	the listing of the Offered Shares;

•	obtaining all required regulatory (including stock exchange) and other approvals in connection with the Offering;

•	the duration, extent and other implications of the coronavirus (“COVID-19”) and any restrictions and suspensions with respect to our operations;

•	Eldorado Gold’s capital resources and business objectives;

•	Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of ore, including:

•	increased heap leach recoveries;

•	the underground decline at the Triangle mine and the associated benefits;

•	expansion at the Lamaque project (“Lamaque”);

•	sustaining and growth capital expenditures, including the sources thereof; and

•	statements regarding the Company restarting construction and development at its Skouries project;

•	operations at the Kışladağ project (“Kışladağ”), including expected gold production resulting from a ramp-up of the high-pressure grinding roll circuit;

•	Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging and inflation;

•	the Company’s compliance with the Sustainability Integrated Management System;

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•	operations at Lamaque, including the Company’s compliance with ISO 45001 and its certification thereunder and the timing of the site’s verification under the Towards Sustainable Mining standards;

•	the Company’s strategy with respect to Human Rights Impact Assessments at its Greek and Turkish operations, including the timing thereof;

•	the Company’s intentions with respect to its response to the Carbon Disclosure Project’s Climate Change and Water surveys, including the timing and frequency thereof;

•	the Company’s strategy with respect to The Voluntary Principles on Security and Human Rights;

•	favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;

•	sales from the Olympias project (“Olympias”), including the imposition of the value-added tax thereon;

•	modification to the Kassandra Mines Environmental Impact Assessment, including the approval and timing thereof;

•	the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;

•	the potential sale of any of our non-core assets, including the Certej project;

•	planned capital and exploration expenditures;

•	conversion of mineral resources to mineral reserves;

•	Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;

•	expected metallurgical recoveries and improved concentrate grade and quality;

•	intentions and expectations regarding non-IFRS financial measures and ratios;

•	gold price outlook and the global concentrate market;

•	Eldorado’s targets, intentions and expectations related to greenhouse gas emissions, including the timing thereof and operations related thereto;

•	Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules;

•	nomination of the Company’s directors in 2023; and

•	results of litigation and arbitration proceedings.

Forward-looking statements or information are based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: all conditions to completion of the Offering and the Concurrent Private Placement being satisfied or waived; our 2023 outlook, results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kışladağ; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the Company’s ability to fund the remaining 20% commitment; the statements regarding the Company’s other project development plans and activities; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Prospectus Supplement.

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Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kışladağ or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk and the use of derivatives; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of Eldorado Gold shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company’s properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; Eldorado may be a “connected issuer” of certain Underwriters; compliance with privacy legislation; reputational issues; competition; and those risk factors discussed under the heading “Risks Related to the Common Shares”, as well as the risks, uncertainties and other factors referred to in the AIF (as defined below), and any other documents incorporated by reference under the heading “Risk Factors”, which include a discussion of material and other risks that could cause actual results to differ significantly from Eldorado’s current expectations.

Forward-looking information is designed to help you understand management’s current views of Eldorado’s near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.

Eldorado will not necessarily update this information unless it is required to do so by applicable securities laws. All forward-looking information in this Prospectus Supplement and the documents incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

Prospective purchasers should carefully consider the matters discussed under “Risks Related to the Common Shares” in this Prospectus Supplement and “Risk Factors” in the Prospectus. Prospective purchasers should also refer to “Risk factors in our business” in the Company’s AIF (as defined below) and to the risk factors described in other documents incorporated or deemed to be incorporated by reference in the Prospectus.

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “we”, “us”, and “Eldorado” refers to Eldorado Gold Corporation and its wholly-owned subsidiaries and “Eldorado Gold” refers to Eldorado Gold Corporation.

We prepare our financial statements in conformity with IFRS, and present such financial statements in United States dollars. All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except as otherwise indicated. References to “$”, “dollars”, or “CAD$” are to Canadian dollars and references to “US$” are to United States dollars.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus were obtained from market research, publicly available information and industry publications. Eldorado believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. Eldorado has not independently verified such information, and does not make any representation as to the accuracy of such information.

Prospective purchasers should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated therein. Neither the Company nor the Underwriters have authorized anyone to provide information different from that contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated therein.

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The Offered Shares being offered for sale under this Prospectus Supplement and the Prospectus may only be sold in those jurisdictions in which offers and sales of the Offered Shares are permitted. This Prospectus Supplement and the Prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where it is unlawful. The information contained in this Prospectus Supplement and the Prospectus and the documents incorporated or deemed to be incorporated therein, is accurate as of the date of the document in which it appears, regardless of the time of delivery of the Prospectus, as supplemented hereby, or of any sale of the Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

Information on or connected to the Company’s website, even if referred to in this Prospectus Supplement, or the Prospectus or the documents incorporated or deemed to be incorporated therein, does not constitute part of the Prospectus and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high, low and average spot rates and the spot rate at the end of the period for US$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year ended December 31,			Three months ended March 31,
	2020	2021	2022	2023
Rate at the end of period	$1.2732	$1.2678	$1.3544	$1.3533
Average rate during period	$1.3415	$1.2535	$1.3011	$1.3526
Highest rate during period	$1.4496	$1.2942	$1.3856	$1.3807
Lowest rate during period	$1.2718	$1.2040	$1.2451	$1.3312

On May 29, 2023, the Bank of Canada spot exchange rate for the purchase of US$1.00 using Canadian dollars was $1.3593 ($1.00 =US$0.7357).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Company’s Corporate Secretary at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018. Additionally, prospective investors may read and download any public document we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com and the documents we have filed with, or furnished to, the SEC on the EDGAR website at www.sec.gov.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference and form an integral part of this Prospectus Supplement:

•

the annual audited consolidated financial statements of the Company, the notes thereto and the reports of the independent registered public accounting firm thereon for the fiscal years ended December 31, 2022 and December 31, 2021 (the “Annual Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Annual Financial Statements (“Annual MD&A”);

•

the interim unaudited consolidated financial statements of the Company for the three month periods ended March 31, 2023 and March 31, 2022 (the “Interim Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Interim Financial Statements (“Interim MD&A”);

•	the Annual Information Form of the Company dated March 30, 2023 for the fiscal year ended December 31, 2022 (the “AIF”); and

•	the Management Information Circular of the Company dated April 24, 2023 prepared in connection with the annual meeting of shareholders of the Company to be held on June 8, 2023.

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Any document of the type referred to in the preceding paragraph and any interim financial statements, material change reports (excluding confidential reports), or other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of the Prospectus shall be deemed to be incorporated by reference in the Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the Registration Statement on Form F-10 of which the Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, the Company may incorporate by reference into the Registration Statement on Form F-10 of which the Prospectus forms a part, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), to the extent that such documents expressly so state. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in the Prospectus, this Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement and the Prospectus and the documents incorporated or deemed to be incorporated therein, shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the Prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities in Canada, and with the SEC, during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities in Canada, and with the SEC, during the duration of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement.

FINANCIAL INFORMATION

The financial statements of the Company included or incorporated by reference in this Prospectus Supplement and the Prospectus are reported in United States dollars. Eldorado’s financial statements included or incorporated by reference in this Prospectus Supplement and the Prospectus are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Eldorado, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus Supplement and the Prospectus is presented in accordance with IFRS. As a result, our financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the Prospectus may not be comparable to financial statements and financial information of United States companies.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www.sedar.com.

We have filed with the SEC the Registration Statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to the Company, the Offering and the Offered Shares.

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Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Company is subject to the reporting requirements of the U.S. Exchange Act as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of KPMG LLP with respect to their independent registered public accounting firm's report on the Annual Financial Statements; (4) the consent of the Company's Canadian counsel, Fasken Martineau DuMoulin LLP; (5) the consent of the Underwriters' Canadian counsel, Blake Cassels & Graydon LLP; (6) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the "qualified persons" referred to in the Prospectus under "Interest of Experts".

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

Technical disclosure regarding our properties included herein, or in documents incorporated by reference into the Prospectus and this Prospectus Supplement (the “Technical Disclosure”) has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standard of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies, and any mineral reserve or resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. AND CANADIAN INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act (“CBCA”). All of the Company’s directors, and all of the experts except Richard Kiel, named in the Prospectus and this Prospectus Supplement, reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for purchasers of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers of Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

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The Company has filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of securities under the Prospectus and this Prospectus Supplement.

Pamela Gibson and Judith Mosely, each directors of the Company, reside outside of Canada. Pamela Gibson and Judith Mosely have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Richard Kiel, a person named as having prepared or certified a portion of a report, being the Skouries Report (as defined in the Prospectus), valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

MARKETING MATERIALS

Any “template version” of “marketing materials” (each as defined in National Instrument 41-101- General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces and territories of Canada, in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, marketing materials) is deemed to be incorporated by reference herein.

THE COMPANY

Eldorado Gold is a corporation governed by the CBCA. The Company’s head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and its registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Eldorado owns and operates mines around the world, primarily gold mines, but also produces silver-lead-zinc by-product. Its activities involve all facets of the mining industry, including exploration, acquisition, financing, development, production, sale of mineral products, and reclamation. The Company’s business is currently focused in Turkey, Greece, and Canada.

Eldorado believes that its international expertise in mining, finance and project development places Eldorado in a strong position to grow in value and deliver good returns for stakeholders as it creates and pursues new opportunities. Eldorado is focused on building a successful and profitable, intermediate gold company. Eldorado’s strategy is to actively manage its portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where Eldorado already has a presence.

Each operation has a general manager and operates as a decentralized business unit within the Company. Eldorado manages exploration properties, merger and acquisition strategies, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at the Company’s head office in Vancouver. Eldorado’s risk management program is developed by senior management and monitored by the board of directors of the Company (the “Board”).

Further information regarding the business of the Company, its operations and mines can be found in the documents incorporated herein by reference.

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RECENT DEVELOPMENTS

Concurrent Private Placement

Concurrently with the announcement of the Offering, the Company announced that it had entered into a subscription agreement with the Private Placement Investor (the “Concurrent Subscription Agreement”) pursuant to which it has agreed to issue and sell, on a private placement basis, ● Common Shares at a price of $● per Common Share for aggregate gross proceeds to the Company of $●. Closing of the Concurrent Private Placement with the Private Placement Investor is expected to occur on or about ●, 2023, following completion of the Offering, and is not conditional on the closing of the Offering. The closing of the Offering is not conditional on the closing of the Concurrent Private Placement. The Concurrent Private Placement is subject to a number of customary conditions, including the approval of the TSX and authorization from the NYSE. See “Concurrent Private Placement”.

CONSOLIDATED CAPITALIZATION

Since March 31, 2023, the date of our most recently published Interim Financial Statements and Interim MD&A, there have been no material changes in our consolidated share and loan capital, other than an increase in the loan capital of the Company totaling €65.9 million due to drawdowns in such aggregate amount of the €680 million project financing facility with National Bank of Greece S.A. and Piraeus Bank S.A. as lead arrangers as more particularly described in the Interim MD&A (the “Project Financing”). Information relating to any issuances of our Common Shares within the previous twelve month period will be provided as required in this Prospectus Supplement under the heading “Prior Sales”.

After giving effect to the Offering, the equity of the Company will increase by the amount of the capital raised under the Offering and the number of issued and outstanding Common Shares will increase by such number issued under the Offering. After giving effect to the Offering and the Concurrent Private Placement, the equity of the Company will increase by the amount of the capital raised under the Offering and the Concurrent Private Placement and the number of issued and outstanding Common Shares will increase by such number issued under the Offering and the Concurrent Private Placement.

DESCRIPTION OF SECURITIES

The Company is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see “Description of Common Shares” in the Prospectus. As of May 29, 2023, there were 185,476,472 Common Shares issued and outstanding.

PRIOR SALES

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12 months prior to the date of this Prospectus Supplement:

Date of Issuance	Type of Security	Issue Price	Number Issued
June 17, 2022	Common Shares[1]	$6.20	1,027
June 17, 2022	Common Shares[1]	$5.68	4,401
August 12, 2022	Common Shares[1]	$5.68	20,000
September 20, 2022	Common Shares[1]	$5.68	1,000
September 21, 2022	Common Shares[1]	$5.68	500
September 30, 2022	Common Shares[1]	$5.68	19,159
November 1, 2022	Common Shares[1]	$6.20	15,000
November 14, 2022	Common Shares[1]	$6.20	10,000
November 18, 2022	Common Shares[1]	$6.20	1,067
November 22, 2022	Common Shares[1]	$6.20	15,000
December 2, 2022	Common Shares[1]	$6.20	14,800
December 28, 2022	Common Shares[1]	$6.20	2,040
December 30, 2022	Common Shares[1]	$6.20	5,580
December 30, 2022	Common Shares[1]	$5.68	6,951
March 1, 2023	Common Shares[1]	$6.20	6,560
March 1, 2023	Common Shares[1]	$5.68	15,560
March 23, 2023	Common Shares[1]	$12.90	19,981
March 23, 2023	Common Shares[1]	$13.23	9,773

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Date of Issuance	Type of Security	Issue Price	Number Issued
March 29, 2023	Common Shares[1]	$12.90	200
March 30, 2023	Common Shares[1]	$12.90	23,498
March 30, 2023	Common Shares[1]	$13.23	11,591
May 2, 2023	Stock Option[2]	$15.17	885,725
May 2, 2023	Restricted Share Unit[3]	$15.17	321,656
May 2, 2023	Performance Share Unit[4]	$15.17	304,908
May 2, 2023	Common Shares[1]	$12.90	22,635
May 2, 2023	Common Shares[1]	$13.23	16,730
May 2, 2023	Common Shares[1]	$13.92	8,313
May 2, 2023	Common Shares[1]	$13.50	2,136
May 2, 2023	Common Shares[1]	$5.68	16,738
May 2, 2023	Common Shares[1]	$6.20	9,994
May 3, 2023	Common Shares[1]	$13.92	15,347
May 3, 2023	Common Shares[1]	$12.90	31,549
May 3, 2023	Common Shares[1]	$13.23	20,210
May 3, 2023	Common Shares[1]	$13.50	5,811
May 3, 2023	Common Shares[1]	$6.20	7,860
May 3, 2023	Common Shares[1]	$5.68	31,461
May 4, 2023	Common Shares[1]	$13.92	4,135
May 4, 2023	Common Shares[1]	$12.90	4,942
May 4, 2023	Common Shares[1]	$13.23	9,028
May 4, 2023	Common Shares[1]	$6.20	1,620
May 5, 2023	Common Shares[1]	$10.40	152,941
May 5, 2023	Common Shares[1]	$12.90	7,750
May 5, 2023	Common Shares[1]	$13.23	1,814
May 5, 2023	Common Shares[1]	$13.92	828
May 5, 2023	Common Shares[1]	$6.20	2,280
May 8, 2023	Common Shares[1]	$6.20	35,590
May 8, 2023	Common Shares[1]	$5.68	23,454
May 8, 2023	Common Shares[1]	$12.90	4,777
May 9, 2023	Common Shares[1]	$6.20	21,187
May 9, 2023	Common Shares[1]	$5.68	7,921
May 9, 2023	Common Shares[1]	$12.90	5,574
May 9, 2023	Common Shares[1]	$13.50	5,532
May 9, 2023	Common Shares[1]	$13.23	7,612
May 10, 2023	Common Shares[1]	$6.20	12,000
May 10, 2023	Common Shares[1]	$5.68	18,860
May 10, 2023	Common Shares[1]	$12.90	11,250
May 10, 2023	Common Shares[1]	$13.23	7,878
May 10, 2023	Common Shares[1]	$13.92	5,906
May 11, 2023	Common Shares[1]	$13.23	3,280
May 11, 2023	Common Shares[1]	$13.06	3,280
May 11, 2023	Common Shares[1]	$13.92	2,028
May 12, 2023	Common Shares[1]	$6.20	11,880
May 15, 2023	Common Shares[1]	$13.23	570
May 15, 2023	Common Shares[1]	$5.68	11,344
May 15, 2023	Common Shares[1]	$12.90	2,564
May 15, 2023	Common Shares[1]	$13.23	4,238
May 15, 2023	Common Shares[1]	$13.92	2,171
May 23, 2023	Common Shares[1]	$5.68	2,418
May 23, 2023	Common Shares[1]	$12.90	2,242
May 23, 2023	Common Shares[1]	$13.23	1,060

Notes:

(1)	Common Shares issued upon exercise of Stock Options.

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(2)	Grant of Stock Options of Eldorado Gold, which are exercisable for Common Shares. The issue price is the exercise price of the Stock Options.
(3)

Grant of Restricted Share Units of Eldorado Gold, which are redeemable for Common Shares. The issue price is the deemed fair market value of such Restricted Share Unit. The Common Shares delivered on redemption to holders of the Restricted Share Units are acquired by Eldorado Gold on the open market.

(4)	Grant of Performance Share Units of Eldorado Gold, which are redeemable for Common Shares. The issue price is the deemed fair market value of such Performance Share Units.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. The following tables set forth information relating to the trading and quotation of the Common Shares on the TSX and the NYSE, for the months indicated. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares in each Prospectus Supplement to this Prospectus.

	Toronto Stock Exchange			NYSE(1)
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
May 1-29, 2023[1]	16.4000	13.6900	9,075,915	12.0200	9.9500	33,351,600
April 2023	15.8600	14.0000	7,874,172	11.6300	10.2700	31,784,913
March 2023	14.2800	12.5100	11,027,007	10.5650	9.0750	45,642,708
February 2023	13.2500	11.1900	10,413,603	9.9800	8.1200	37,342,698
January 2023	12.9100	11.4500	10,588,135	9.6450	8.4100	32,943,035
December 2022	11.7600	10.5700	10,095,239	8.7400	7.8100	35,027,540
November 2022	10.5000	7.5000	11,232,884	7.7800	5.4450	40,111,358
October 2022	9.4600	7.2050	9,624,182	6.9370	5.2801	37,164,988
September 2022	8.5350	6.8650	9,252,932	6.2150	5.0600	45,272,877
August 2022	8.5100	7.2100	8,113,878	6.6600	5.4900	40,062,031
July 2022	8.4100	6.9600	7,219,280	6.6300	5.2700	51,737,266
June 2022	10.9000	8.2050	8,178,000	8.6500	6.3650	39,628,070
May 2022	12.4900	10.0300	10,000,536	9.7400	7.7600	46,518,317

Notes:

(1)	The last day of trading on the NYSE prior to the date hereof was May 26, 2023.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Eldorado, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, “Counsel”), the following general summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with Eldorado and all of the Underwriters, (ii) is not affiliated with Eldorado or any of the Underwriters, and (iii) holds Offered Shares as capital property (“Holder”). Generally, Offered Shares are considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which is or would be a “tax shelter investment”; (iv) that has elected to report its “Canadian tax results” in a currency other than the Canadian currency; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Offered Shares; (vi) that will receive dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as each of those terms is defined in the Tax Act); or (vii) that is exempt from tax under the Tax Act. Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in Offered Shares.

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This summary is based upon the facts set out in this Prospectus Supplement and the accompanying Prospectus, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or in the administrative policies or assessing practices of the CRA, whether by way of legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Offered Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering, having regard to their particular circumstances. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Offered Shares under the Tax Act and the laws of any jurisdiction in which they may be subject to tax.

Foreign Exchange

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Resident Holder (as defined below) may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Residents of Canada

The following section is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Offered Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

Dividends on Common Shares

Dividends received or deemed to be received on Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by Eldorado as “eligible dividends”. A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on Eldorado’s website) from Eldorado designating the dividend as an “eligible dividend”. There may be limitations on Eldorado’s ability to designate dividends as “eligible dividends”.

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Offered Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

S-11

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. The Proposed Amendments announced by the Minister of Finance (Canada) on April 7, 2022 and contained in draft legislation dated August 9, 2022 propose to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Proposed Amendments. Such Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A disposition or deemed disposition of an Offered Share by a Resident Holder (other than to Eldorado unless purchased by Eldorado in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Offered Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada – Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such Offered Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property immediately before the time of acquisition, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Offered Share may be reduced by the amount of certain dividends received or deemed to have been received on such Offered Share (or on a share for which such Offered Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply where the Offered Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the taxation year, which is defined in the Tax Act to include an amount in respect of taxable capital gains. The Proposed Amendments announced by the Minister of Finance (Canada) on April 7, 2022 and contained in draft legislation dated August 9, 2022 propose to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Proposed Amendments. Such Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following section is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention, (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an “authorized foreign bank” (as defined in the Tax Act) or an insurer which carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

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Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) on Offered Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. For example, under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), a Non-Resident Holder who is resident in the U.S. for the purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend and who qualifies for full benefits under such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of an Offered Share unless the Non-Resident Holder’s Offered Shares are, or are deemed to be, “taxable Canadian Property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. Generally, Offered Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of Eldorado’s issued shares of any class or series; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an Offered Share could be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

In the event that an Offered Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada – Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

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No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) (the “Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships or other flow-through entities (and partners or other owners thereof); (j) are S corporations (and shareholders thereof); (k) are subject to taxing jurisdictions other than, or in addition to, the U.S. or otherwise hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the U.S.; (l) are subject to the alternative minimum tax; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of, which will generally be the cost of such Common Shares. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

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Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

CONCURRENT PRIVATE PLACEMENT

Concurrently with the announcement of the Offering, the Company announced that it had entered into the Concurrent Subscription Agreement pursuant to which it has agreed to issue and sell, on a private placement basis, ● Common Shares at a price of $● per Common Share for aggregate gross proceeds to the Company of $●. Closing of the Concurrent Private Placement with the Private Placement Investor is expected to occur on or about ●, 2023, following completion of the Offering, and is not conditional on the closing of the Offering. The closing of the Offering is not conditional on the closing of the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of any securities issued under the Concurrent Private Placement and the Private Placement Shares will be subject to a statutory hold period.

Pursuant to the Concurrent Subscription Agreement, the Concurrent Private Placement is subject to a number of customary conditions, including among other things, the Company (i) receiving the conditional approval of the TSX to list the Private Placement Shares on the TSX, (ii) authorization from the NYSE for the issuance of the Private Placement Shares and the listing of the Private Placement Shares on the NYSE, and (iii) that certain customary representations and warranties of the Company be materially true and correct at the time the Concurrent Private Placement closes.

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The Company will apply to list the Private Placement Shares on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

As a condition precedent to the Concurrent Private Placement, the Company also entered into a project support agreement with Eldorado Gold (Hellas) BV, Hellas Gold Single-Member SA, and the Private Placement Investor (the “Project Support Agreement”). Pursuant to the Project Support Agreement, the Company has agreed to certain covenants in favour of the Private Placement Investor for so long as the Private Placement Investor holds Common Shares of the Company. These covenants include, among other things, complying with the licenses and project agreements related to the Company’s Skouries project, to apply the proceeds provided by the Private Placement Investor exclusively to the Company’s Skouries project, to conduct business using sound business practices and in accordance with applicable laws, a commitment by the Company to use sound procurement methods, to institute and maintain internal procedures in accordance with applicable laws, and to implement certain environmental and social mitigation and improvement measures. The Private Placement Investor is also granted certain rights to information, including, among other things, related to cost overruns, certain environmental and social reporting, protests, and incidents or accidents.

Additionally, for so long as the Private Placement Investor holds Common Shares in the Company, if the Company proposes to issue or sell any equity securities or share rights (“New Securities”) pursuant to an equity financing (a “Subsequent Offering”), subject to the terms of the Project Support Agreement, including certain exceptions thereto, the Private Placement Investor shall have the right (the “Participation Right”) to subscribe for and purchase, either on a private placement or public offering basis (as determined by the Company), each type, class, or series of such New Securities offered on a pro-rata basis in proportion to the Private Placement Investor’s percentage interest in the Company immediately prior to the Subsequent Offering, and at the price at which such New Securities are offered for issue or sale by the Company under such Subsequent Offering.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated ●, 2023 between the Company and the Underwriters, the Company has agreed to issue and sell the Offered Shares to the Underwriters and the Underwriters have severally agreed to purchase such Offered Shares at the Offering Price on the Closing Date (subject to the termination rights described below), payable in cash to the Company against delivery, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Underwriting Agreement provides that the Company will pay the Underwriters the Underwriters’ Fee of ●% of the gross proceeds of the Offering (or $● per Offered Share) for an aggregate Underwriters’ Fee payable by the Company of $● (assuming no exercise of the Over-Allotment Option) in consideration for the services of the Underwriters in connection with the Offering. The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable from time to time, in whole or in part, upon written notice to the Company by the Lead Underwriters, on behalf of the Underwriters for a period of 30 days following the Closing Date, enabling the Underwriters to purchase up to an additional ● Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. In respect of the Over-Allotment Option, the Company will pay to the Underwriters a fee equal to ●% of the proceeds realized on the exercise of the Over-Allotment Option, or $● per Common Share. If the Over-Allotment Option is exercised in full, the total Offering, the Underwriters’ Fee and the net proceeds to the Company (before deducting expenses of the Offering) will be approximately $●, $● and $●, respectively. The Prospectus qualifies the distribution of the Offered Shares (including the grant of the Over-Allotment Option and the distribution of any Common Shares issued upon exercise of the Over-Allotment Option). A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full and the Concurrent Private Placement is completed, the aggregate gross proceeds of the Offering and the Concurrent Private Placement and the aggregate net proceeds to the Company (after deducting the Underwriters’ Fee, but before deducting the expenses of the Offering and the Concurrent Private Placement) will be $●, and $●, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) any material change or discovery of any previously undisclosed material fact, which in the reasonable opinion of the Underwriters would be expected to have a significant adverse effect on the market price or value of the Offered Shares; (b) any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, an escalation in the severity of the COVID-19 pandemic, or any law or regulation or a change thereof, in the reasonable opinion of an Underwriter, materially adversely affects or involves, or will materially adversely affect or involve the financial markets (in Canada or the United States) or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; (c) any inquiry, action, suit, investigation or other proceeding in relation to the Company or any directors or senior officers of the Company, is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of law or regulation, or interpretation or administration thereof (unless solely based on the activities or alleged activities of the Underwriters), which in the reasonable opinion of an Underwriter, could operate to prevent or restrict the trading of the Common Shares, including the Offered Shares, or which seriously adversely affects, or will, or could seriously adversely affect the market price or value of the Common Shares; or (d) the Company is in material breach of any term or covenant in the Underwriting Agreement or any representation given by the Company in the Underwriting Agreement becomes materially incorrect.

S-18

If any of the Underwriters fails to purchase its allotment of the Offered Shares that it has agreed to purchase pursuant to the Underwriting Agreement (a “Defaulting Underwriter”) and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares, the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to its respective percentage pursuant to the Underwriting Agreement, all but not less than all of the Offered Shares not purchased by such Defaulting Underwriter, and to receive such Defaulting Underwriter’s portion of the Underwriters’ Fee in respect thereof. If the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters may, but will not be obligated to, purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter. The Underwriter exercising such right will purchase such Offered Shares, if applicable, pro rata to its respective percentage pursuant to the Underwriting Agreement or in such other proportions as the Defaulting Underwriter may otherwise agree. In the event that such right is not exercised, the non-Defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that the Closing Date will occur on or about ●, 2023, or such earlier or later date as the Company and Underwriters may agree.

The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued by the Underwriters at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price specified herein. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company or the fees payable by the Company to the Underwriters in connection with the Offering. The compensation realized by the Underwriters in the event of such reduction will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Offered Shares will be offered concurrently in the United States and in all the provinces and territories of Canada pursuant to the MJDS. The Offered Shares will be offered in the United States and the provinces and territories of Canada, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces and territories of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Common Shares are currently listed on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. The Company will apply to list the Offered Shares distributed under the final prospectus supplement (including the Offered Shares issuable upon the exercise of the Over-Allotment Option) on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE. Closing of the Offering is conditional on the Offered Shares being conditionally approved for listing on the TSX and authorized for listing on the NYSE.

Pursuant to the terms of the Underwriting Agreement, the Company will not without the prior written consent of the Lead Underwriters (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly, issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares, or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so for a period of 90 days following the Closing Date, except, the Company may: (i) grant options or other securities pursuant to the Company’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the market price at the date of grant, and issue Common Shares upon the exercise of such options or vesting of such securities; (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding on the date hereof; (iii) issue equity securities pursuant to the Concurrent Private Placement; (iv) acquire Common Shares pursuant to a “normal course issuer bid” completed in accordance with the TSX policies; or (v) issue equity securities pursuant to flow-through Common Share private placements of the Company in accordance with past practice, from time to time.

S-19

Pursuant to the terms of the Underwriting Agreement, the Company’s directors and executive officers will enter into lock-up agreements evidencing their agreement to not, without the consent of BMO, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than: (i) in connection with a third party take-over bid made to all holders of Common Shares or a similar business combination transaction and (ii) securities sold to satisfy the exercise price or the tax obligations on the exercise of convertible securities of the Company held by such person, and other customary exceptions.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Except in certain limited circumstances: (a) the Offered Shares will be registered and represented electronically through the non-certificated inventory of CDS or its nominee pursuant to the book-based system administered by CDS; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriter or other registered dealer who is a Participant and from or through whom a beneficial interest in the Offered Shares are purchased.

Beneficial interests in Offered Shares may be represented solely through a non-certificated position which will be evidenced by customer confirmations of purchase from the registered dealer from which the Common Shares are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of Offered Shares will be made only through the depository service of CDS. Beneficial owners of Offered Shares should be aware that they (subject to the situations described below): (a) may not have Offered Shares registered in their name; (b) will not have physical certificates representing their interest in the Offered Shares; (c) may not be able to sell the Offered Shares to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Offered Shares as security. Beneficial owners of Offered Shares will receive a physical share certificate only if required to do so by applicable law or if CDS advises the Company’s transfer agent that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Offered Shares and the Company is unable to locate a qualified successor.

Neither the Company nor any of the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS and contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and beneficial owners of Common Shares must look solely to Participants for any payments relating to the Common Shares paid by or on the Company’s behalf to CDS.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will not be two business days following the date of the Underwriting Agreement. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

RELATIONSHIP WITH CERTAIN OF THE UNDERWRITERS (CONFLICTS OF INTEREST)

Certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with Eldorado and its affiliates. They have received (or will receive) customary fees and commissions for these transactions. If any of the Underwriters or their affiliates has or enters into a lending relationship with Eldorado, certain of those Underwriters or their affiliates routinely hedge, and certain other of the Underwriters or their affiliates may hedge their credit exposure to Eldorado consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Eldorado Gold’s securities, potentially including the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby.

S-20

As described in the cover page of this Prospectus Supplement, Eldorado Gold may be considered a “connected issuer” (as defined in NI 33-105 – Underwriting Conflicts) of certain Underwriters. Affiliates of each of the Lead Underwriters act as lead arranger and lender under the Fourth Amended and Restated Credit Agreement dated as of October 15, 2021 among Eldorado Gold and a syndicate of lenders (the “Senior Credit Facility”). The decision to distribute the Common Shares, including the determination of the terms of this Offering, was made by Eldorado Gold through negotiations with each of the Lead Underwriters at arm’s length. The lenders under the Senior Credit Facility were not involved in their capacities as such in the decision to issue the Common Shares and in determining the terms of this Offering.

As a consequence of the Offering, each of the Lead Underwriters will receive the applicable portion of the Underwriters’ Fee and, to the extent any of the proceeds of the Offering are applied to reduce indebtedness under the Senior Credit Facility, each of the Lead Underwriters will receive its proportionate share of the repaid indebtedness. As a result, each of the Lead Underwriters may receive more than 5% of the net proceeds from the sale of the Common Shares in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied.

As at May 29, 2023, no amounts were drawn down and outstanding under the Senior Credit Facility. Eldorado Gold is in compliance with the terms of the Senior Credit Facility as at the date hereof and no breach thereof has been waived by any of the Lead Underwriters or their affiliates since the execution of the Senior Credit Facility. The Senior Credit Facility is secured on a first lien basis by a general security agreement from Eldorado, the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company. Other than as disclosed in the Prospectus, including the documents incorporated by reference therein and this Prospectus Supplement, the financial position of Eldorado has not materially changed since the execution of the Senior Credit Facility. Proceeds from the sale of Common Shares may be invested in short-term deposits or securities, including of or with each of the Lead Underwriters or their affiliates. The proceeds of the Concurrent Private Placement are required by the terms of the Concurrent Private Placement to be used exclusively on the development of the Skouries project and, in accordance with the terms of the Project Financing, will be credited against the Company’s 20% equity funding commitment, which is currently fully backstopped by a letter of credit issued under the Senior Credit Facility. Accordingly, on the net proceeds of the Concurrent Private Placement being credited against such equity funding commitment, such backstop letter of credit will be decreased in an equal amount. See “Use of Proceeds” and “Plan of Distribution”.

In the ordinary course of their various business activities, the Underwriters and/or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve Eldorado Gold’s securities and instruments. The Underwriters and/or their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

USE OF PROCEEDS

The net proceeds to the Company from the Offering (assuming no exercise of the Over-Allotment Option) are estimated to be $● after deducting the Underwriters’ Fee of $● and the estimated expenses of the Offering of $● (excluding taxes). In the event that the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be $● after deducting the Underwriters’ Fee of $● and the estimated expenses of the Offering of $● (excluding taxes). In the event that the Concurrent Private Placement is completed (assuming no exercise of the Over-Allotment Option), the net proceeds to the Company are estimated to be $● after deducting the Underwriters’ Fee of $● and the estimated expenses of the Offering and the Concurrent Private Placement of $● (excluding taxes). In the event that the Concurrent Private Placement is completed and the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be $● after deducting the Underwriters’ Fee of $● and the estimated expenses of the Offering and the Concurrent Private Placement of $● (excluding taxes). See “Plan of Distribution”.

S-21

The net proceeds of the Offering are intended to be used as follows:

Use of Proceeds	Approximate Amount Assuming no exercise of Over-Allotment Option	Approximate Amount Assuming full exercise of Over-Allotment Option
Growth initiatives at operations in Turkey	$●	$●
Growth initiatives at operations in Greece	$●	$●
Growth initiatives at operations in Quebec	$●	$●
Advancement of exploration and development projects	$●	$●
Working Capital and Other General Corporate Purposes	$●	$●
Total Use of Proceeds	$●	$●

Business Objectives and Milestones

The business objectives that the Company expects to accomplish using the net proceeds of the Offering, together with existing cash and cash equivalents, are:

•	advancement of growth initiatives in Turkey, including infill drilling and development of inferred resources at the Efemçukuru mine;

•	advancement of growth initiatives in Greece, including expansion of Olympias underground development into the flats to enable higher mining rates and plant expansion, as well as advancement of exploration, engineering and permitting at the Perama Hill and Sappes projects;

•	advancement of growth initiatives in Quebec, including infill drilling, collection of a bulk sample and infrastructure at the Ormaque deposit; and

•	advancement of other exploration projects, primarily in Turkey and Quebec.

It is anticipated that the applicable net proceeds of the Offering will be spent on the purposes set out above approximately over the next 24 months.

The proceeds of the Concurrent Private Placement are required by the terms of the Concurrent Private Placement to be used exclusively on the development of the Skouries project and, in accordance with the terms of the Project Financing, will be credited against the Company’s 20% equity funding commitment, which is currently fully backstopped by a letter of credit issued under the Senior Credit Facility.

Although Eldorado Gold intends to allocate and spend its capital resources as set forth above, the actual allocation of such capital resources may vary depending on the amount of the net proceeds of the Offering, the Company’s working capital, future cash flows from operations, undrawn amounts under the Senior Credit Facility and other circumstances and developments that could arise where the Company’s capital resources may need to be allocated differently at the discretion of the Board and/or management. All expenses relating to the Offering and any compensation paid to Underwriters will be paid out of the proceeds of the Offering. See “Risks Related to the Common Shares – Use of Proceeds”.

Although Eldorado Gold believes that the net proceeds of the Offering, the Company’s working capital, future cash flows from operations and undrawn amounts under the Senior Credit Facility are sufficient to support the Company's planned and foreseeable commitments for the next twelve months, the Company’s success will depend on making significant capital investments in the future. See “Risks Related to the Common Shares – The Company’s success will depend on making significant capital investments”.

S-22

LEGAL MATTERS

Certain legal matters related to this Offering will be passed upon on our behalf by Fasken Martineau DuMoulin LLP, Vancouver, British Columbia, with respect to certain legal matters relating to Canadian law, and Dorsey & Whitney LLP, Toronto, Ontario, with respect to certain legal matters relating to U.S. law, and on behalf of the Underwriters, by Blake Cassels & Graydon LLP, Vancouver, British Columbia , with respect to certain legal matters relating to Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to certain legal matters relating to U.S. law.

As at the date of this Prospectus Supplement, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of Eldorado Gold.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

Our auditors are KPMG LLP, having an address at 777 Dunsmuir St, Vancouver, BC V7Y 1K3.

KPMG LLP has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The transfer agent and registrar for the Common Shares in the U.S. is Computershare Trust Company N.A., at its principal offices in Greenwood Village, Colorado.

RISKS RELATED TO THE COMMON SHARES

Risk factors relating to the Company’s business are discussed in the AIF and certain other documents incorporated by reference or deemed to be incorporated by reference in this Prospectus Supplement and the Prospectus, which risk factors are incorporated by reference in this Prospectus Supplement.

An investment in the Common Shares offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the Company’s business. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and in the Prospectus, including in Eldorado’s most recent AIF under the heading “Risk factors in our business”. See “Documents Incorporated by Reference”. In addition, prospective purchasers should carefully consider, in light of their own financial circumstances, the risk factors set out below which relate to the Company and an investment in its securities, as well as the other information contained in this Prospectus Supplement and in the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference herein and therein, before making an investment decision.

The risk factors discussed therein and herein, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information or statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement and in the Prospectus, you should also refer to the risk factors and other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including our Audited Financial Statements, and related notes.

Future sales or issuances of securities of the Company.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

S-23

Market price of Common Shares.

The market price of the Common Shares could fluctuate significantly. The market price of the Common Shares may fluctuate based on a number of factors, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the market’s reaction to the issuance of securities or to other financing;

•	changes in general economic conditions;

•	the number of the Common Shares outstanding;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. We cannot predict the size of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We may not pay any cash dividends in the future.

While the Company has initiated a policy for the payment of dividends on the Common Shares, it has not paid any dividends since March 2017 and there is no certainty as to the amount of any dividend or that any dividend may be declared in the future. See “Dividends or Distributions” in the Prospectus.

Use of Proceeds.

The Company currently intends to use the net proceeds of the Offering and the Concurrent Private Placement and the Company’s working capital, together with future cash flows from operations and borrowings, if required, to accomplish the business objectives set out under the heading “Use of Proceeds” in this Prospectus Supplement and in the Prospectus and the documents incorporated by reference therein. However, the Board and/or management will have discretion in the actual application of Company’s capital resources and may elect to allocate proceeds differently from that described under “Use of Proceeds” if they believe it would be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and/or management choose to allocate and spend the Company’s capital resources. The failure by the Board and/or management to apply the Company’s capital resources effectively could have a material adverse effect on the development of the Company’s projects and the Company’s business, financial condition, results of operations or cash flows.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and the NYSE or achieve listing on any other public listing exchange.

S-24

The Company’s success will depend on making significant capital investments.

The Company has made and expects to make in the future substantial capital investments in its business and operations. Historically, the Company has financed capital investments primarily with the issuance of equity and debt securities and borrowings under various lending arrangements. The Company intends to finance its future capital investments primarily through future cash flows from operations, through borrowings under various lending arrangements, the proceeds from the Offering and the Concurrent Private Placement and the global capital markets; however these sources may not be sufficient to fund the Company’s business objectives set out under the heading “Use of Proceeds” in this Prospectus Supplement and in the Prospectus and the documents incorporated by reference therein.

The Company may not have sufficient capital resources to undertake its future capital investments in its business and operations. As such, the Company may require additional financing that cannot be satisfied from future cash flows from operations. There is a risk that if the economy and banking industry experiences unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. Because of global economic volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such additional financing on a timely basis could cause the Company to miss certain acquisition opportunities and reduce or terminate its operations. If the Company’s revenues decrease as a result of lower sales, operating difficulties or otherwise, it will affect the Company’s ability to obtain the necessary capital to fund the Company’s plans set out under “Use of Proceeds” and in the Prospectus and the documents incorporated by reference therein. To the extent that external sources of capital become limited, unavailable, or available only on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result. Additionally, there can be no assurance that additional debt or equity financing will be available to meet these requirements on favourable terms or at all and any equity financing may result in a change of control of the Company.

Inability to Enforce Judgments Against Foreign Persons.

Certain of the directors of the Company reside outside of Canada. Although such persons have appointed the Company as their agents for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against such persons. See “Enforceability of Civil Liabilities by U.S. and Canadian Investors”.

Concurrent Private Placement.

The Concurrent Private Placement may not close for a variety of reasons, including if the conditions to the closing are not satisfied or waived, some of which are not within the control of the Company. The closing of the Offering is not conditional on the closing of the Concurrent Private Placement. If the Concurrent Private Placement does not close or if it is completed but the terms or timing are different than expected, it could have an adverse effect on the Company’s future plans. If any of these events are to occur, the Company may be required to seek additional funding, which may or may not be available on acceptable terms or at all.

S-25

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eldorado Gold Corporation at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018, and are also available electronically at www.sedar.com, and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 18, 2023

Common Shares

Debt Securities

Convertible Securities

Warrants

Rights

Subscription Receipts

Units

Eldorado Gold Corporation (“Eldorado” or the “Company”) may offer and issue from time to time common shares of the Company (“Common Shares”), debt securities (“Debt Securities”), securities convertible into or exchangeable for Common Shares and/or other securities (“Convertible Securities”), warrants to purchase Common Shares, or Debt Securities (collectively “Warrants”), rights exercisable to acquire, or convertible into, Common Shares and/or other securities (“Rights”), subscription receipts (“Subscription Receipts”), or units comprised of one or more of the other securities described in this prospectus (“Units”) (all of the foregoing collectively, the “Securities”) or any combination thereof during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, and/or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities, Warrants, Rights and/or Units as the case may be, and any other terms specific to the Subscription Receipts being offered; (vi) in the case of Rights, the designation, number and terms of the Common Shares, Debt Securities and/or other Securities purchasable upon exercise of the Rights, any procedures that will result in the adjustment of these numbers, the date of determining the shareholders entitled to the Rights distribution, the exercise price, the dates and periods of exercise and any other terms specific to the Rights being offered; and (vii) in the case of Units, the number of Units offered, the offering price of the Units, the number, designation and terms of the Securities comprising the Units and any procedures that will result in the adjustment of those numbers and any other specific terms applicable to the offering of Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

An investment in the Securities is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. See “Risk Factors” in this Prospectus, in the Company’s Annual Information Form for the year ended December 31, 2022, which is incorporated by reference in this Prospectus, and in all other documents incorporated by reference in this Prospectus.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on The New York Stock Exchange (the “NYSE”) under the symbol “EGO”. On May 17, 2023, the last trading day on the TSX prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $14.63. On May 17, 2023, the last trading day on the NYSE prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was US$10.87.

There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Convertible Securities, the Warrants, the Rights and the Subscription Receipts will not be listed on any securities exchange.

This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 - Shelf Distributions).

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items).

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Eldorado is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Eldorado has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and Eldorado’s consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards. Thus, they may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Eldorado is incorporated in Canada, most of Eldorado’s officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. and Canadian Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All information permitted under applicable law, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

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No underwriter of any at-the-market distribution, and no person or company acting jointly or in concert with any such underwriter, may, in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under any at-the-market prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

Pamela Gibson and Judith Mosley, each directors of the Company, reside outside of Canada. Pamela Gibson and Judith Mosley have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Richard Kiel, a person named as having prepared or certified a portion of a report, being the Skouries Report (as defined below), valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Any investment in Securities being offered is highly speculative and involves significant risks that you should consider before purchasing such Securities. You should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors”.

Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides investors with different or additional information, investors should not rely on it. The Company is not making an offer to sell or seeking an offer to buy Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable Prospectus Supplement is accurate only as at the date of those documents and that information contained in any document incorporated by reference is accurate only as at the date of that document, regardless of the time of delivery of the Prospectus and any applicable Prospectus Supplement or of any sale of the Company’s securities. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

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FORWARD-LOOKING STATEMENTS

Certain of the statements made and information provided in this Prospectus, including any documents incorporated by reference herein, are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “continue”, “estimates”, “expected”, “expects”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “project”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information include, but are not limited to, statements or information with respect to:

◦	the duration, extent and other implications of the coronavirus (“COVID-19”) and any restrictions and suspensions with respect to our operations;

◦	Eldorado Gold’s capital resources and business objectives;

◦	Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of ore, including:

▪	increased heap leach recoveries;

▪	the underground decline at the Triangle mine and the associated benefits;

▪	expansion at the Lamaque project (“Lamaque”);

▪	sustaining and growth capital expenditures, including the sources thereof; and

▪	statements regarding the Company restarting construction and development at its Skouries project;

◦	operations at the Kışladağ project (“Kışladağ”), including expected gold production resulting from a ramp-up of the high-pressure grinding roll circuit;

◦	Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging and inflation;

◦	the Company’s compliance with the Sustainability Integrated Management System;

◦

operations at the Lamaque project, including the Company’s compliance with ISO 45001 and its certification thereunder and the timing of the site’s verification under the Towards Sustainable Mining standards;

◦	the Company’s strategy with respect to Human Rights Impact Assessments at its Greek and Turkish operations, including the timing thereof;

◦	the Company’s intentions with respect to its response to the Carbon Disclosure Project’s Climate Change and Water surveys, including the timing and frequency thereof;

◦	the Company’s strategy with respect to The Voluntary Principles on Security and Human Rights;

◦	favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;

◦	sales from the Olympias project (“Olympias”), including the imposition of the value-added tax thereon;

◦	modification to the Kassandra Mines Environmental Impact Assessment, including the approval and timing thereof;

◦	the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;

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◦	the potential sale of any of our non-core assets, including the Certej project;

◦	planned capital and exploration expenditures;

◦	conversion of mineral resources to mineral reserves;

◦	Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;

◦	expected metallurgical recoveries and improved concentrate grade and quality;

◦	intentions and expectations regarding non-IFRS financial measures and ratios;

◦	gold price outlook and the global concentrate market;

◦	Eldorado’s targets, intentions and expectations related to greenhouse gas emissions, including the timing thereof and operations related thereto;

◦	Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules;

◦	nomination of the Company’s directors in 2023; and

◦	results of litigation and arbitration proceedings.

Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: our 2023 outlook; results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kışladağ; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Prospectus.

Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kışladağ or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Türkiye or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk and the use of derivatives; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of Eldorado Gold shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company’s properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; and those risk factors discussed under the heading “Risk Factors”, as well as the risks, uncertainties and other factors referred to in the AIF (as defined below), and any other documents incorporated by reference under the heading “Risk Factors”, which include a discussion of material and other risks that could cause actual results to differ significantly from Eldorado’s current expectations.

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Forward-looking information is designed to help you understand management’s current views of Eldorado’s near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.

Eldorado will not necessarily update this information unless it is required to do so by applicable securities laws. All forward-looking information in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement is qualified by these cautionary statements.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Eldorado”, the “Company”, “we” or “us” refers to Eldorado Gold Corporation and its direct and indirect subsidiaries and “Eldorado Gold” refers to Eldorado Gold Corporation.

We prepare our financial statements in conformity with IFRS, and present such financial statements in United States dollars. All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated. References to “$”, “dollars”, or “CAD$” are to Canadian dollars and references to “US$” are to United States dollars.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as at the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high, low and average spot rates and the spot rate at the end of the period for US$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year ended December 31,			Three months ended March 31,
	2020	2021	2022	2023
Rate at the end of period	$1.2732	$1.2678	$1.2678	$1.3533
Average rate during period	$1.3415	$1.2535	$1.3011	$1.3526
Highest rate during period	$1.4496	$1.2942	$1.3856	$1.3807
Lowest rate during period	$1.2718	$1.2040	$1.2451	$1.3312

On May 17, 2023, the Bank of Canada spot exchange rate for the purchase of US$1.00 using Canadian dollars was $1.3463 ($1.00=US$0.7428).

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NON-GAAP FINANCIAL MEASURES

In this Prospectus, including the documents incorporated or deemed incorporated by reference herein, we use the terms “cash operating costs”, “cash operating costs per ounce sold”, “total cash costs”, “total cash costs per ounce sold”, “all-in sustaining cost” (“AISC”), “AISC per ounce sold”, “sustaining and growth capital”, “average realized gold price per ounce sold”, “adjusted net earnings/(loss) attributable to shareholders”, “adjusted net earnings/(loss) per share attributable to shareholders”, “earnings before interest, taxes, depreciation and amortization”, “adjusted earnings before interest, taxes, depreciation and amortization”, “free cash flow”, “working capital”, and “cash flow from operations before changes in working capital”, which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “How we measure our costs” in the AIF (as defined below), “Non-IFRS and Other Financial Measures and Ratios” in the Annual MD&A (as defined below) and “Non-IFRS and Other Financial Measures and Ratios” in the Interim MD&A (as defined below) for an explanation of these measures.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories in Canada and filed with, or furnished to, the SEC in the United States.  Copies of the documents incorporated by reference herein may be obtained on request without charge from the Company’s Corporate Secretary at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018. Additionally, prospective investors may read and download any public document we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com and the documents we have filed with, or furnished to, the SEC on the EDGAR website at www.sec.gov.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference and form an integral part of this Prospectus:

(i)

the annual audited consolidated financial statements of the Company, the notes thereto and the reports of the independent registered public accounting firm thereon for the fiscal years ended December 31, 2022 and December 31, 2021 (the “Annual Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Annual Financial Statements (“Annual MD&A”);

(ii)

the interim unaudited consolidated financial statements of the Company, for the three month periods ended March 31, 2023 and March 31, 2022 (the “Interim Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Interim Financial Statements (“Interim MD&A”);

(iii)	the Annual Information Form of the Company dated March 30, 2023 for the fiscal year ended December 31, 2022 (the “AIF”); and

(iv)	the Management Information Circular of the Company dated April 24, 2023 prepared in connection with the annual meeting of shareholders of the Company to be held on June 8, 2023.

Any document of the type referred to in the preceding paragraph and any interim financial statements, material change reports (excluding confidential reports), or other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, the Company may incorporate by reference into the registration statement on Form F-10 of which this Prospectus forms a part, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), to the extent that such documents expressly so state. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and  readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information in relation to those Securities will be delivered or made available to purchasers of such Securities together with this Prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently-filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

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Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities in Canada, and with the SEC, during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities in Canada, and with the SEC, during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

FINANCIAL INFORMATION

The financial statements of the Company included or incorporated by reference herein and in any Prospectus Supplement are reported in United States dollars. Eldorado’s financial statements included or incorporated by reference in this Prospectus are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Eldorado, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus and any Prospectus Supplement is presented in accordance with IFRS. As a result, our financial statements and other financial information included or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to financial statements and financial information of United States companies.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www.sedar.com.

The Company is concurrently filing with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended, relating to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement pursuant to the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

The Company is subject to the reporting requirements of the U.S. Exchange Act as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

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CAUTIONARY NOTE FOR UNITED STATES INVESTORS

Technical disclosure regarding our properties included herein, or in documents incorporated by reference into this Prospectus and any Prospectus Supplement, (the “Technical Disclosure”) has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standard of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies, and any mineral reserve or resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. AND CANADIAN INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act (“CBCA”). All of the Company’s directors, and all of the experts except Richard Kiel, named in the Prospectus, reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for purchasers of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers of Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company will file with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company is appointing CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of Securities under this Prospectus and the applicable Prospectus Supplement.

Pamela Gibson and Judith Mosely, each directors of the Company, reside outside of Canada. Pamela Gibson and Judith Mosely have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Richard Kiel, a person named as having prepared or certified a portion of a report, being the Skouries Report (as defined below), valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

THE COMPANY

Eldorado Gold is a corporation governed by the CBCA. The Company’s head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and its registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

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Eldorado owns and operates mines around the world, primarily gold mines, but also produces silver-lead-zinc by-products. Its activities involve all facets of the mining industry, including exploration, acquisition, financing, development, production, sale of mineral products, and reclamation. The Company’s business is currently focused in Türkiye, Greece, and Canada.

Eldorado believes that its international expertise in mining, finance and project development places Eldorado in a strong position to grow in value and deliver good returns for stakeholders as it creates and pursues new opportunities. Eldorado is focused on building a successful and profitable, intermediate gold company. Eldorado’s strategy is to actively manage its portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where Eldorado already has a presence.

Each operation has a general manager and operates as a decentralized business unit within the Company. Eldorado manages exploration properties, merger and acquisition strategies, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at the Company’s head office in Vancouver. Eldorado’s risk management program is developed by senior management and monitored by the Board of Directors.

Further information regarding the business of the Company, its operations and mines can be found in the documents incorporated herein by reference.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since March 30, 2023, the date of the Company’s AIF, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, we currently intend to use the net proceeds from the sale of our securities to advance our business objectives outlined herein, including working capital requirements and capital projects, acquiring additional mineral properties, for exploration and development of the Company’s mineral properties in Türkiye, Canada and Greece, and for the repayment of outstanding debt of the Company. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable Prospectus Supplement. We may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus.

DIVIDENDS OR DISTRIBUTIONS

The Eldorado board of directors established a dividend policy in May 2010. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado in the preceding two quarters. In 2011, the board of directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The board of directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.

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The amount of any dividend fund would be divided among all the issued Common Shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, would also be dependent on gold prices, among other things.

The Company has not declared dividends since March 2017. The declaration and payment of dividends is at the sole discretion of the Eldorado board of directors, and is subject to and dependent upon, among other things, the financial condition of, and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado and the Company’s cash flow and financing needs.

In addition, the Company’s outstanding 6.250% Senior Notes due 2029 (the “Notes”) and its Amended and Restated Senior Secured Credit Facility (the “Facility”) contain certain covenants and restrictions limiting the ability of the Company to pay dividends.

PLAN OF DISTRIBUTION

The Company may sell Securities (i) to underwriters or dealers purchasing as principal, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, (iii) through agents for cash or other consideration, or (iv) in connection with an acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The Securities may be sold from time to time in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the securities. Prices may also vary as between purchasers and during the period of distribution of Securities. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

The Prospectus Supplement for any Securities being offered will set forth the terms of the offering of those Securities, including the name or names of any underwriters, dealers or agents, the purchase price of Securities, the proceeds to the Company from the sale if determinable, any underwriting or agency fees or discounts and other items constituting underwriters’ or agents’ compensation, any public offering price including the manner of determining such public offering price in the case of a non-fixed price distribution, and any discounts or concessions allowed or re-allowed or paid to dealers or agents. Only underwriters named in the relevant Prospectus Supplement are deemed to be underwriters in connection with Securities offered by that Prospectus Supplement.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in National Instrument 44-102 - Shelf Distributions, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market" offerings, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. No underwriter of any at-the-market distribution, and no person or company acting jointly or in concert with any such underwriter, may, in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under any at-the-market prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

If underwriters purchase Securities as principals, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

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Securities may also be sold directly by the Company at prices and upon terms agreed to by the purchaser and the Company through agents designated by the Company from time to time. Any agent involved in the offering and sale of Securities pursuant to this Prospectus will be named, and any commissions payable by the Company to that agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

The Company may agree to pay the underwriters a commission, or the dealers or agents a fee, for various services relating to the issue and sale of any Securities offered by this Prospectus. Any such commission or fee will be paid out of the proceeds of a particular offering or the Company’s general funds. Underwriters, dealers and agents who also participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

CONSOLIDATED CAPITALIZATION

Since March 31, 2023, the date of our most recently published financial statements, there have been no material changes in our consolidated share and loan capital, other than an increase in the loan capital of the Company totaling €32.3 million due to the initial drawdown on April 5, 2023 in such amount of the €680 million project financing facility with National Bank of Greece S.A. and Piraeus Bank S.A. as lead arrangers as more particularly described in the Interim MD&A. Information relating to any issuances of our Common Shares within the previous twelve month period will be provided as required in the Prospectus Supplement under the heading “Prior Sales”.

EARNINGS COVERAGE RATIO

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are 185,470,752 Common Shares issued and outstanding.

DESCRIPTION OF COMMON SHARES

The following is a summary of the special rights and restrictions that attach to the Common Shares. Any alteration of the special rights and restrictions attached to the Common Shares must be approved by at least two-thirds of the shareholders voting at a meeting of our shareholders and, if required, approval of at least two-thirds of the shareholders voting separately by class or series.

The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. The holders of the Common Shares are entitled to receive dividends declared by the board of directors in respect of the Common Shares and all dividends shall be declared and paid in equal amounts per Common Share. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive all of the remaining property and assets of the Company available for distribution, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment upon liquidation, dissolution or winding-up, on a pro rata basis. There are no pre-emptive rights attached to the Common Shares.

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DESCRIPTION OF DEBT SECURITIES

The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The Company may issue Debt Securities, separately or together, with Common Shares, Convertible Securities, Warrants, Rights, Subscription Receipts or Units or any combination thereof, as the case may be.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture.  The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•

the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in the form of global securities (“Global Securities”), and, if so, the identity of the depositary for such Global Securities;

•	the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

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•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF CONVERTIBLE SECURITIES

This description sets forth certain general terms and provisions that could apply to any Convertible Securities that the Company may issue pursuant to this Prospectus. The Company will provide particular terms and provisions of a series of Convertible Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following sets forth the general terms and provisions of such Convertible Securities under this Prospectus.

The particular terms of each issue of such Convertible Securities will be described in the related Prospectus Supplement. This description will include, where applicable: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; and (viii) any other material terms and conditions of such Convertible Securities.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”) that may be offered by the Company pursuant to this Prospectus.

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Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent is expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by us with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of the Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•	the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•	the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares or other securities or property that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

•	whether the Company will issue fractional shares;

•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•	any minimum or maximum number of Equity Warrants that may be exercised at any one time;

•	whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

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•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•

the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions; and

•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF RIGHTS

The Company may issue Rights to its shareholders for the purchase of Debt Securities, Common Shares or other Securities. These Rights may be issued independently or together with any other Security offered hereby and may or may not be transferable by the shareholder receiving the Rights in such offering. In connection with any offering of such Rights, the Company may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any Securities remaining unsubscribed for after such offering.

Each series of Rights will be issued under a separate rights agreement which the Company will enter into with a bank or trust company, as rights agent, all as set forth in the applicable Prospectus Supplement. The rights agent will act solely as the Company’s agent in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust with any holders of Rights certificates or beneficial owners of Rights.

The applicable Prospectus Supplement will describe the specific terms of any offering of Rights for which this Prospectus is being delivered, including the following:

•	the date of determining the shareholders entitled to the Rights distribution;

•	the number of Rights issued or to be issued to each shareholder;

•	the exercise price payable for each share of Debt Securities, Common Shares or other Securities upon the exercise of the Rights;

•	the number and terms of the shares of Debt Securities, Common Shares or other Securities which may be purchased per each Right;

•	the extent to which the Rights are transferable;

•	the date on which the holder’s ability to exercise the Rights shall commence, and the date on which the Rights shall expire;

•	the extent to which the Rights may include an over-subscription privilege with respect to unsubscribed Securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such Rights; and

•	any other terms of the Rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the Rights.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to Subscription Receipts that may be offered by the Company pursuant to this Prospectus.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the relevant securities regulatory authorities in each of the provinces and territories of Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities and/or Warrants;

•	the number of Common Shares, Debt Securities and/or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if

•	any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF UNITS

The Company may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit is expected to be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit is expected to have the rights and obligations of a holder of each included security. The Unit agreement under which a Unit is issued, as the case may be, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

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PRIOR SALES

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12 months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Issue Price	Number Issued
June 17, 2022	Common Shares[1]	$6.20	1,027
June 17, 2022	Common Shares[1]	$5.68	4,401
August 12, 2022	Common Shares[1]	$5.68	20,000
September 20, 2022	Common Shares[1]	$5.68	1,000
September 21, 2022	Common Shares[1]	$5.68	500
September 30, 2022	Common Shares[1]	$5.68	19,159
November 1, 2022	Common Shares[1]	$6.20	15,000
November 14, 2022	Common Shares[1]	$6.20	10,000
November 18, 2022	Common Shares[1]	$6.20	1,067
November 22, 2022	Common Shares[1]	$6.20	15,000
December 2, 2022	Common Shares[1]	$6.20	2,040
December 30, 2022	Common Shares[1]	$6.20	5,580
December 30, 2022	Common Shares[1]	$5.68	6,951
March 1, 2023	Common Shares[1]	$6.20	6,560
March 1, 2023	Common Shares[1]	$5.68	15,560
March 23, 2023	Common Shares[1]	$12.90	19,981
March 23, 2023	Common Shares[1]	$13.23	9,773
March 29, 2023	Common Shares[1]	$12.90	200
March 30, 2023	Common Shares[1]	$12.90	23,498
March 30, 2023	Common Shares[1]	$13.23	11,591
May 2, 2023	Stock Option[2]	$15.17	885,725
May 2, 2023	Restricted Share Unit[3]	$15.17	321,656
May 2, 2023	Performance Share Unit[4]	$15.17	304,908
May 2, 2023	Common Shares[1]	$12.90	22,635
May 2, 2023	Common Shares[1]	$13.23	16,730
May 2, 2023	Common Shares[1]	$13.92	8,313
May 2, 2023	Common Shares[1]	$13.50	2,136
May 2, 2023	Common Shares[1]	$5.68	16,738
May 2, 2023	Common Shares[1]	$6.20	9,994
May 3, 2023	Common Shares[1]	$13.92	15,347
May 3, 2023	Common Shares[1]	$12.90	31,549
May 3, 2023	Common Shares[1]	$13.23	20,210
May 3, 2023	Common Shares[1]	$13.50	5,811
May 3, 2023	Common Shares[1]	$6.20	7,860
May 3, 2023	Common Shares[1]	$5.68	31,461
May 4, 2023	Common Shares[1]	$13.92	4,135
May 4, 2023	Common Shares[1]	$12.90	4,942
May 4, 2023	Common Shares[1]	$13.23	9,028
May 4, 2023	Common Shares[1]	$6.20	1,620
May 5, 2023	Common Shares[1]	$10.40	152,941
May 5, 2023	Common Shares[1]	$12.90	7,750
May 5, 2023	Common Shares[1]	$13.23	1,814
May 5, 2023	Common Shares[1]	$13.92	828
May 5, 2023	Common Shares[1]	$6.20	2,280
May 8, 2023	Common Shares[1]	$6.20	35,590
May 8, 2023	Common Shares[1]	$5.68	23,454
May 8, 2023	Common Shares[1]	$12.90	4,777
May 9, 2023	Common Shares[1]	$6.20	21,187
May 9, 2023	Common Shares[1]	$5.68	7,921
May 9, 2023	Common Shares[1]	$12.90	5,574
May 9, 2023	Common Shares[1]	$13.50	5,532
May 9, 2023	Common Shares[1]	$13.23	7,612
May 10, 2023	Common Shares[1]	$6.20	12,000
May 10, 2023	Common Shares[1]	$5.68	18,860
May 10, 2023	Common Shares[1]	$12.90	11,250
May 10, 2023	Common Shares[1]	$13.23	7,878
May 10, 2023	Common Shares[1]	$13.92	5,906
May 11, 2023	Common Shares[1]	$13.23	3,280

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May 11, 2023	Common Shares[1]	$13.06	3,280
May 11, 2023	Common Shares[1]	$13.92	2,028
May 12, 2023	Common Shares[1]	$6.20	11,880
May 15, 2023	Common Shares[1]	$13.23	570
May 15, 2023	Common Shares[1]	$5.68	11,344
May 15, 2023	Common Shares[1]	$12.90	2,564
May 15, 2023	Common Shares[1]	$13.23	4,238
May 15, 2023	Common Shares[1]	$13.92	2,171

Notes:

(1)	Common Shares issued upon exercise of Stock Options.
(2)	Grant of Stock Options of Eldorado Gold, which are exercisable for Common Shares. The issue price is the exercise price of the Stock Options.
(3)

Grant of Restricted Share Units of Eldorado Gold, which are redeemable for Common Shares The issue price is the deemed fair market value of such Restricted Share Unit. The Common Shares delivered on redemption to holders of the Restricted Share Units are acquired by Eldorado Gold on the open market.

(4)	Grant of Performance Share Units of Eldorado Gold, which are redeemable for Common Shares. The issue price is the deemed fair market value of such Performance Share Units.

Information in respect of Common Shares, or securities that are convertible or exchangeable into Common Shares, we issued within the previous twelve month period of any Prospectus Supplement will be provided as required in such Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. The following tables set forth information relating to the trading and quotation of the Common Shares on the TSX and the NYSE, for the months indicated. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares in each Prospectus Supplement to this Prospectus.

	Toronto Stock Exchange			NYSE
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
May 1 - 17, 2023	16.4000	14.5000	6,599,745	12.1100	10.7650	24,386,966
April 2023	15.8600	14.0000	7,874,172	11.6300	10.2700	31,784,913
March 2023	14.2800	12.5100	11,027,007	10.5650	9.0750	45,642,808
February 2023	13.2500	11.1900	10,413,603	9.9800	8.1200	37,342,698
January 2023	12.9100	11.4500	10,588,135	9.6450	8.4100	32,943,035
December 2022	11.7600	10.5700	10,095,239	8.7400	7.8100	35,027,540
November 2022	10.5000	7.5000	11,232,884	7.7800	5.4450	40,111,358
October 2022	9.4600	7.2050	9,624,182	6.9370	5.2801	37,164,988
September 2022	8.5350	6.8650	9,252,932	6.2150	5.0600	45,272,877
August 2022	8.5100	7.2100	8,113,878	6.6600	5.4900	40,062,031
July 2022	8.4100	6.9600	7,219,280	6.6300	5.2700	51,737,266
June 2022	10.9000	8.2050	8,178,000	8.6500	6.3650	39,628,070
May 2022	12.4900	10.0300	10,000,536	9.7400	7.7600	46,518,217

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, any such consequences relating to the Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the business. Information regarding the risks affecting Eldorado and its business is provided in the documents incorporated by reference in this Prospectus, including in Eldorado’s most recent AIF under the heading “Risk factors in our business”. See “Documents Incorporated by Reference”. Risk factors relating to the Securities are discussed below and additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. The risk factors discussed therein and herein, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information or statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus, you should also refer to the risk factors and other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including our Audited Financial Statements, and related notes.

Risks Related to Eldorado and its Business

Commodity price risk and the use of derivatives

The profitability of the Company’s operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors; the popularity of cryptocurrencies as an alternative investment to gold; and central bank purchases and sales of gold and gold lending. The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The aggregate effect of these factors is impossible to predict with accuracy.

If metal prices decline significantly, or decline for an extended period, the Company might not be able to continue operations, develop properties, or fulfill obligations under its permits and licenses, or under the agreements with partners and could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company’s properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Risks associated with changes in commodity prices and foreign currency exchange rates are managed by the Company through hedging programs. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter‐party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out‐of‐the money on their settlement dates.

Gold prices have fluctuated widely in recent years and there is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them. The Company has implemented a gold hedging strategy to protect a portion of its future revenue against decreases in the price of gold. Although hedging activities may protect the Company against a low gold price or commodity price fluctuations, they may also limit the price that can be realized on the relevant portion of hedged gold.

Risks Related to the Securities

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Market price of Common Shares.

The market price of the Common Shares could fluctuate significantly. The market price of the Common Shares may fluctuate based on a number of factors, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the market’s reaction to the issuance of securities or to other financing;

•	changes in general economic conditions;

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•	the number of the Common Shares outstanding;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. We cannot predict the size of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We may not pay any cash dividends in the future.

While the Company has initiated a policy for the payment of dividends on the Common Shares, it has not paid any dividends since March 2017 and there is no certainty as to the amount of any dividend or that any dividend may be declared in the future. See “Dividends or Distributions”.

Use of proceeds.

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such Prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. You may not agree with how the Company allocates or spends the proceeds from this Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and the NYSE or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than our Common Shares, may be sold.

There is currently no market through which the Securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units purchased under this Prospectus. This may affect the pricing of the Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

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In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

INTERESTS OF EXPERTS

The following are the persons or companies who were named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company:

•	David Sutherland, P.Eng., Project Manager of the Company;

•	Jacques Simoneau, P.Geo., Exploration Manager, Eastern Canada of Eldorado (Québec) Inc., a wholly-owned subsidiary of the Company (“Eldorado (Québec)”);

•	Peter Lind, Eng., P. Eng., Senior Director, Technical Studies & Projects of the Company;

•	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation of the Company;

•	Jessy Thelland, P.Geo., Director of Technical Services of Eldorado (Québec) Inc., a wholly-owned subsidiary of the Company;

•	Simon Hille, FAusIMM, Senior Vice President, Technical Services & Operations of the Company;

•	Jaime Awmack, P.Eng., Senior Director, Operational Support of the Company;

•	Michael Murphy, P.Eng., Stantec Consulting Ltd.;

•	Mehdi Bouanani, Ing., Construction Project Manager of the Company;

•	Vu Tran, Ing., Senior Geotechnical Engineer of the Company;

•	John Morton Shannon, P.Geo., AMC Mining Consultants (Canada) Ltd;

•	AMC Mining Consultants (Canada) Ltd., formerly the employer of Gary Methven, P.Eng.;

•	John Battista, MAusIMM, Mining Plus UK Limited;

•	Mo Molavi, P.Eng., AMC Mining Consultants (Canada) Ltd.;

•	Dell Maeda, P.Eng., Fluor Canada Ltd.;

•	WSP Canada Inc., successor by amalgamation to Golder Associates Ltd., formerly the employer of Paolo Chiaramello, P.Eng.;

•	Paolo Chiaramello, P.Eng., formerly of WSP Canada Inc., successor by amalgamation to Golder Associates Ltd.;

•	Robert Chesher, FAusIMM, AMC Consultants Pty Ltd.;

•	Ertan Uludag, P. Geo., Manager Resource Geologist of the Company;

•	Terry Cadrin, P.Eng., Senior Director, Business Planning and MRMR of the Company; and

•	Victor Vdovin, P.Eng., Head of Mining Greece of the Company.

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Certain technical disclosure included in this Prospectus or incorporated by reference herein was derived from the following technical reports:

•

Technical Report, Skouries Project, Greece effective January 22, 2022 prepared by John Morton Shannon, P.Geo., Gary Methven, P.Eng., John Battista, MAusIMM., Mo Molavi, P.Eng., Dell Maeda, P.Eng., Richard Kiel, P.E., Paolo Chiaramello, P. Eng., and Robert Chesher ,FAusIMM (the “Skouries Report”);

•

Technical Report, Lamaque Project, Quebec effective December 31, 2021 prepared by Jacques Simoneau, Peter Lind, Ertan Uludag, Sean McKinley, Jessy Thelland, Michael Murphy, Mehdi Bouanani, Vu Tran, and David Sutherland (the “Lamaque Report”);

•

Technical Report, Kişladağ Gold Mine, Türkiye effective January 17, 2020 prepared by David Sutherland, P.Eng., Dr. Stephen Juras, P.Geo., Paul Skayman, FAusIMM, Richard Miller, P.Eng., and Sean McKinley, P.Geo (the “Kişladağ Report”);

•

Technical Report, Efemçukuru Gold Mine, Türkiye effective December 31, 2019 prepared by David Sutherland P.Eng., Paul Skayman, FAusIMM, Imola Gotz, P.Eng., Sean McKinley, P.Geo., and Ertan Uludag, P.Geo (the “Efemçukuru Report”); and

•

Technical Report, Olympias Mine, Greece effective December 31, 2019 prepared by David Sutherland, P.Eng., Paul Skayman, FAusIMM, Colm Keogh, P.Eng., Sean McKinley, P.Geo., and Ertan Uludag, P.Eng. (the “Olympias Report”)

(collectively, the “Technical Reports”)

Jessy Thelland, P.Geo, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this Prospectus for the Quebec projects.

Certain qualified persons who prepared certain portions of the Technical Reports or reviewed and approved certain scientific or technical information in a document incorporated by reference into this Prospectus, were employees or consultants of the Company, an affiliate of the Company, or a consultant of the Company, as of the date of the applicable Technical Reports but are no longer employees or consultants of the Company or the applicable affiliate or consultant, or are no longer available. Accordingly, the following qualified persons have reviewed and approved the following reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by those qualified persons who are no longer employees or consultants of the Company or the applicable affiliate or consultant, or are no longer available.

Peter Lind has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Paul Skayman with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report, and the Efemçukuru Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

Jaime Awmack has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Paul Skayman with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Kişladağ Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

Victor Vdovin has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Colm Keogh with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

Terry Cadrin has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by (a) Imola Götz with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Efemçukuru Report and (b) Richard Miller with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Kişladağ Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

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Ertan Uludag has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Stephen Juras with respect to scientific and technical information derived from or based upon the scientific and technical information contained in the Kişladağ Report (except sections 2, 14.7, 25 and 26), and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

Sean McKinley has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Stephen Juras with respect to scientific and technical information derived from or based upon the scientific and technical information contained in Section 14.7 of the Kişladağ Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

David Sutherland has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference made by Stephen Juras with respect to scientific and technical information derived from or based upon the scientific and technical information contained in Sections 2, 25, and 26 of the Kişladağ Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

John Morton Shannon has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by Gary Methven with respect to  the Skouries (underground) mineral reserves set out in the AIF and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

As at the date hereof, to the best knowledge of the Company, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of the aforementioned companies, each held less than one percent of the securities of the Company when they prepared the report referred to above, as at the date hereof and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. Each of the aforementioned persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, a “qualified person” within the meaning of NI 43-101.

As at the date hereof, other than as set out above, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including British Columbia Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce the regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 and NI 44-102. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers” or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by Fasken Martineau DuMoulin LLP.

At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company or any associate or affiliate of the Company.

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AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

Our auditors are KPMG LLP, having an address at 777 Dunsmuir St, Vancouver, BC V7Y 1K3.

KPMG LLP has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; (iii) powers of attorney of the directors and officers of the Company; and (iv) a copy of the form of indenture for Debt Securities. A copy of any applicable form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

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